SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Rafael Aravot ——————————— Rafael Aravot Chairman of the Board and CEO

Date: September 22, 2005

ROBOGROUP T.E.K LTD. ANNOUNCES RESUALTS OF THE ANNUAL GENERAL MEETING

Notice is hereby given that on September 22, 2005, RoboGroup T.E.K. Ltd.(the “Company”) ((NASDAQ SC – ROBO) filed an immediate report with the Israeli Securities Authority announcing the results of the Annual General Meeting of shareholders held on September 22, 2005. The resolutions accepted by the general meeting of shareholders are as detailed below:

1.	To reelect Merss Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Menachem Zenziper, Gideon Missulawin, Arie Kraus and Alex Tal as the directors of the Company.
For:	8,101,407 shares;
Against:	503,199 shares;
Abstain:	40,042 shares.

2.	To appoint the accounting firm Chaikin, Cohen, Rubin & Gilboa as auditors of the Company for the year ending December 31, 2005 and to authorize the Audit Committee to determine their fees.
For:	8,110,603 shares;
Against:	502,458 shares;
Abstain:	31,587 shares.

3.	To reject a resolution submitted by a shareholder (Mr. David Israel-Rosen) - for the appointment of an external examiner, at the expense of the Company, to investigate allegations relating to certain financial dealings by a number of the Company’s directors over the last 10 years.
For Rosen's proposal:	543,340 shares;
Against Rosen's proposal:	5,592,229 shares;
Abstain:	38,900 shares;
Non-vote:	2,470,179 shares.

Sincerely,

RoboGroup T.E.K Ltd

September 22, 2005